EXHIBIT 99.1

Internet Gold Announces Anticipated Schedule for Closing of the Searchlight Transaction and Exploration of Strategic Alternatives

Ramat Gan, Israel – October 6, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD) today announced. further to the Company’s previous reports regarding execution of a definitive agreement for the ’Searchlight Transaction’ among the Company, B Communications Ltd. (“BComm”), Searchlight II BZQ, L.P. and T.N.R. Investments Ltd. (together the “Purchasers”), that BComm announced the anticipated schedule for the closing of Searchlight Transaction and the additional actions included as part of the settlement plan, a translation of which was previously submitted by the Company to the U.S Securities and Exchange Commission on Form 6-K.

According to BComm’s report, the expected date for the closing of the Searchlight Transaction is October 31, 2019 (the “Closing Date”). At the Closing Date, the Company will sell its entire holdings in BComm for an aggregate amount of NIS 225 million and will invest NIS 345 million in BComm (comprised of the amount to be paid by the Purchasers and an additional amount of NIS 120 million). Pursuant to the transaction, the Company will receive NIS 310 million par value of Series C debentures of BComm as well as 8,383,234 ordinary shares of BComm.

There is no guarantee that all conditions to the closing of the Searchlight Transaction will be satisfied, including, among others, the issuance of a control permit to the Purchasers by the Israel Ministry of Communications. Accordingly, there is no guarantee that the Searchlight Transaction will be completed, and if completed, the timing of closing of the transaction.

As previously announced, if the Searchlight Transaction is completed, the Company will not be able to fully pay its debts, and the Company intends to initiate a creditors’ arrangement which would be submitted to the applicable Israeli court. The Company anticipates that pursuant to such arrangement the existing shares of the Company will be nullified and that the creditors of the Company will receive, inter alia, 100% of the shares of the Company.

In light of the above, the Company has been exploring potential strategic alternatives. These alternatives include the acquisition of a new business in consideration for Company’s shares or a sale of the Company as a shell company. Such a transaction will likely be subject to an approval by the Israeli court as part of a creditors’ arrangement. There can be no assurance that the exploration of strategic alternatives will result in any transaction being entered into or consummated or, if a transaction is undertaken, as to its terms, structure or timing.

Note

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. We will not make any public offering of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. On June 2019, Internet Gold entered into a transaction for the sale of its entire holdings in B Communications Ltd. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties including statements regarding completion of the Searchlight Transaction and the timing of such closing. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risk that regulatory approvals required for the Searchlight Transaction will not be obtained or that the Searchlight Transaction will not close for any reason, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

There is no certainty that the Searchlight Transaction will be consummated.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com / Tel: +972-3-924-0000